FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Bill & Melinda Gates Foundation (Last) (First) (Middle) 1551 Eastlake Avenue E. (Street) Seattle WA 98102 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Republic Services, Inc. (RSG) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) 03/11/03 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

      Director

      10% Owner

      Officer (give title below)

  X(1)    Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/11/03		P		10,100	A	18.75
Common Stock	03/11/03		P		1,100	A	18.76
Common Stock	03/11/03		P		1,200	A	18.77
Common Stock	03/11/03		P		100	A	18.78
Common Stock	03/11/03		P		2,200	A	18.79
Common Stock	03/11/03		P		36,400	A	18.80
Common Stock	03/11/03		P		3,000	A	18.81
Common Stock	03/11/03		P		5,500	A	18.82
Common Stock	03/11/03		P		3,100	A	18.83
Common Stock	03/11/03		P		5,900	A	18.84
Common Stock	03/11/03		P		15,500	A	18.85
Common Stock	03/11/03		P		300	A	18.87
Common Stock	03/11/03		P		3,400	A	18.88
Common Stock	03/11/03		P		10,500	A	18.89
Common Stock	03/11/03		P		24,700	A	18.90
Common Stock	03/11/03		P		2,500	A	18.91
Common Stock	03/11/03		P		2,200	A	18.92
Common Stock	03/11/03		P		1,100	A	18.93
Common Stock	03/11/03		P		900	A	18.94
Common Stock	03/11/03		P		4,200	A	18.95
Common Stock	03/11/03		P		1,400	A	18.96
Common Stock	03/11/03		P		200	A	18.97
Common Stock	03/11/03		P		2,400	A	18.98
Common Stock	03/11/03		P		600	A	19.00
Common Stock	03/11/03		P		3,000	A	19.02
Common Stock	03/11/03		P		1,800	A	19.05
Common Stock	03/11/03		P		400	A	19.07
Common Stock	03/11/03		P		2,000	A	19.09
Common Stock	03/11/03		P		600	A	19.10
Common Stock	03/11/03		P		900	A	19.15	609,200	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) The Reporting Person may be deemed to be a member of a Section 13(d) group that beneficially owns more than 10% of the issuer's outstanding Common Stock. The Reporting Person disclaims beneficial ownership of all securities other than those reported above, and this report shall not be deemed an admission that such a group exists or that the Reporting Person is the beneficial owner of the securities of such group for purposes of Section 16 or for any other purpose.

/s/ Michael Larson ** Signature of Reporting Person	3/11/03 Date

Attorney-in-fact.

Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated March 14, 2001, by and on behalf of William H. Gates III, filed as Exhibit B to Cascade Investment's Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File No. 005-52919, and incorporated by reference herein.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002